




SEC MAIL
RECEIVED
PROCESSING
SEP 13 2006
WASH, D.C.
213
SECTION

4 September 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SUPPL

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 28 August 2006 to 1 September 2006.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant Company Secretary

PROCESSED
SEP 25 2006
THOMSON
FINANCIAL

Encs

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	01-Sep-2006 17:27:14
Announcement No.	00087

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Capital Reduction - Order of Court and Exchange Rate for Cash Distribution
Description	
Attachments:	348-sgx.pdf Total size = **124K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

CAPITAL REDUCTION
- ORDER OF COURT AND EXCHANGE RATE FOR CASH DISTRIBUTION

Further to the announcement dated 10 August 2006, Singapore Telecommunications Limited ("SingTel") wishes to announce that it has lodged an Order of Court and other documents as prescribed under the Companies Act, Chapter 50, with the Registrar of Companies and Businesses today, in relation to the capital reduction, and that the special resolution for the capital reduction that was passed at the Extraordinary General Meeting of SingTel on 28 July 2006 has now taken effect. A copy of the Order of Court is attached.

SingTel also wishes to announce that, based on the average of the quoted exchange rates between the Australian Dollar and the Singapore Dollar as selected by a Director of SingTel prevailing over the five market days immediately preceding 1 September 2006 (being the books closure date for the purpose of SingTel's capital reduction), the exchange rate for determining the Australian Dollar equivalent of the cash distribution of S$2.74 for each share cancelled pursuant to the capital reduction is A$1 = S$1.19916. Accordingly, the Australian Dollar equivalent of the cash distribution of S$2.74 is A$2.28493.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated: 1 September 2006

Case No.	: OS1494/2006/C
Document No.	: ORC5116/2006 / F
Date Of Filing	: 11/08/2006
Time Of Filing	: 09:48:04
Doc Control No.	: 1397267/B
Date Of Order	: 10/08/2006
Made By	: TAN LEE MENG

IN THE HIGH COURT OF THE REPUBLIC OF SINGAPORE

OS1494/2006/C

IN THE MATTER OF SECTION 78G OF THE COMPANIES ACT, CHAPTER 50

And

IN THE MATTER OF SINGAPORE TELECOMMUNICATIONS LIMITED (RC No. 199201624D) ... Applicant


THE SEAL OF THE SUPREME COURT
SINGAPORE



Mrs Koh Juat Jong
Registrar
Supreme Court
Singapore

ORDER MADE IN CHAMBERS

YONG WENG KEVIN
ALLEN & GLEDHILL
ONE MARINA BOULEVARD
#28-00 ,SINGAPORE 018989
TEL:68907188
FAX:6563273800
Ref: 2006003563/YWK

Filed this 11th day of August 2006

IN THE HIGH COURT OF THE REPUBLIC OF SINGAPORE

Originating Summons)
No. 1494 of 2006/C)

IN THE MATTER OF SECTION 78G OF THE COMPANIES ACT, CHAPTER 50

AND

IN THE MATTER OF SINGAPORE TELECOMMUNICATIONS LIMITED (RC NO. 199201624D)

.... **Applicant**

ORDER OF COURT

BEFORE THE HONOURABLE

JUSTICE TAN LEE MENG IN CHAMBERS

UPON THE APPLICATION made by way of Originating Summons Entered No. 1494 of 2006/C by the abovenamed Singapore Telecommunications Limited (the "**Applicant**") AND UPON READING the Affidavit of Lee Hsien Yang filed herein on the 31st of July 2006 and the exhibits thereto, AND UPON HEARING Counsel for the Applicant, IT IS HEREBY ORDERED THAT:

1. The compilation of a list of qualifying creditors of the Applicant be dispensed with pursuant to section 78H(3) of the Companies Act, Chapter 50 (the "**Act**").

2. The reduction of the paid-up share capital of the Applicant proposed to be effected by the Special Resolution of the Applicant duly passed at an Extraordinary General Meeting of the Applicant held on 28 July 2006, and as set out in the Schedule hereto, be confirmed under Section 78I(1) of the Act.

3. The Applicant be at liberty to apply.

Dated the 10th day of August 2006.

~~ASSISTANT~~ REGISTRAR

SCHEDULE

SPECIAL RESOLUTION

RESOLVED That, pursuant to Article 11(A) of the Articles of Association of the Applicant and subject to the confirmation of the High Court of the Republic of Singapore:

(1) Reduction of Paid-Up Share Capital

(a) the paid-up share capital of the Applicant of a maximum of S$4,904,381,857.18 comprising a maximum of 16,722,138,403 ordinary shares (the "**Shares**") be reduced by a maximum of S$2,297,782,960.80, and such reduction be made out of the Contributed Capital (as hereinafter defined) of the Applicant and be effected by cancelling, subject to the Rounding-Up (as defined in sub-paragraph (b) below), one Share for every 20 Shares (the "**Reduction Ratio**") held by or on behalf of the Relevant Shareholders (as hereinafter defined) as at a books closure date to be determined by the Directors (the "**Books Closure Date**") and returning to each Relevant Shareholder the amount of S$2.74 for each Share held by or on behalf of such Relevant Shareholder so cancelled; and

(b) the number of Shares proposed to be cancelled from each Relevant Shareholder under sub-paragraph (a) above pursuant to the Reduction Ratio be reduced by rounding-up (where applicable) to the nearest multiple of 10 Shares (the "**Rounding-Up**") the resultant number of Shares that would have been held by or on behalf of each Relevant Shareholder following the proposed cancellation of Shares pursuant to the Reduction Ratio. In the event that the resultant number of Shares arising from the Rounding-Up:

(i) is greater than the number of Shares held by or on behalf of such Relevant Shareholder as at the Books Closure Date, no Rounding-Up will be applied and the number of Shares proposed to be cancelled from such Relevant Shareholder shall be the number of Shares cancelled based solely on the Reduction Ratio; or

(ii) is equal to the number of Shares held by or on behalf of such Relevant Shareholder as at the Books Closure Date, no Shares shall be cancelled from such Relevant Shareholder;

(2) Authority to Directors

the Directors and each of them be and are hereby authorised to do all acts and things and to execute all such documents as they or he may consider necessary or expedient to give effect to the preceding paragraph (1); and

(3) Definitions

in this Resolution:

"**Contributed Capital**" shall have the meaning ascribed to it in Section 10I(5) of the Income Tax Act, Chapter 134;

"**Depositor**" and "**Depository Agent**" shall have the respective meanings ascribed to them in Section 130A of the Companies Act, Chapter 50;

"**Relevant Shareholders**" means:

(a) persons who are registered as holders of Shares in the Register of Members of the Applicant except that where the registered holder is The Central Depository (Pte) Limited ("**CDP**"), such

persons shall mean the Depositors (other than the Central Provident Fund Board ("**CPF**") and CHESS Depositary Nominees Pty Limited ("**CDN**")) who have Shares credited to their Securities Accounts;

(b) persons who had acquired Shares using moneys from their CPF Ordinary Accounts at preferential fixed prices of S$1.90 per Share pursuant to the prospectus dated 9 October 1993 issued by the Applicant (the "**Group A Shares**"), and S$2.50 per Share pursuant to letters dated 20 August 1996 from the Ministry of Finance (the "**ST-2 Shares**"), whose Group A Shares and ST-2 Shares are held on their behalf by CPF; and

(c) holders of CHESS Units of Foreign Securities relating to Shares ("**CUFS**"), whose Shares are held on their behalf by CDN,

but excludes persons who hold or own less than 20 Shares or CUFS as at the Books Closure Date; and

"**Securities Accounts**" means securities accounts maintained by a Depositor with CDP, but not including securities sub-accounts maintained with a Depository Agent.

Lorinda Leung

From: Lim Li Ching
Sent: Friday, September 01, 2006 5:27 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Friday, September 01, 2006 5:27:14 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=

Announcement Title :: MISCELLANEOUS
Announcement No. :: 00087
Submission Date & Time :: 01-Sep-2006 17:26:36
Broadcast Date & Time :: 01-Sep-2006 17:27:14
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)

=-=

>> CLICK HERE for the full announcement details.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/09/2006

TIME: 08:05:12

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Order of Court & Exchange Rate for Cash Distribution

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From:	ASX.Online@asx.com.au
Sent:	Monday, September 04, 2006 6:05 AM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release
Attachments:	367701.pdf



367701.pdf (124 KB)

ASX confirms the release to the market of Doc ID: 367701 as follows:
Release Time: 04-Sep-2006 08:05:04
ASX Code: SGT
File Name: 367701.pdf
Your Announcement Title: Order of Court and Exchange Rate for Cash Distribution

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	01-Sep-2006 17:24:10
Announcement No.	00081

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Deregistration of Wholly-Owned Subsidiaries
Description	
Attachments:	347-sgx.pdf Total size = **11K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

ANNOUNCEMENT PURSUANT TO CLAUSE 704 OF THE SGX LISTING MANUAL

DEREGISTRATION OF WHOLLY-OWNED SUBSIDIARIES
- THAI PAGE PTE LTD
- GLOBAL PAGE PTE LTD

Singapore Telecommunications Limited ("SingTel") wishes to announce that Thai Page Pte Ltd and Global Page Pte Ltd, wholly-owned subsidiaries of SingTel, have been deregistered and removed from the Register of Companies.

Thai Page Pte Ltd and Global Page Pte Ltd ceased business on 31 March 2000 and 31 March 2003, respectively.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 1 September 2006

Lorinda Leung

From: Lim Li Ching

Sent: Friday, September 01, 2006 5:24 PM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Friday, September 01, 2006 5:24:10 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00081
Submission Date & Time :: 01-Sep-2006 17:23:23
Broadcast Date & Time :: 01-Sep-2006 17:24:10
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/09/2006

TIME: 08:01:50

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Deregistration of Wholly-owned Subsidiaries

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Lorinda Leung

From:	ASX.Online@asx.com.au
Sent:	Monday, September 04, 2006 6:02 AM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release
Attachments:	367700.pdf



367700.pdf (11 KB)

ASX confirms the release to the market of Doc ID: 367700 as follows:
Release Time: 04-Sep-2006 08:01:44
ASX Code: SGT
File Name: 367700.pdf
Your Announcement Title: Deregistration of Wholly-owned Subsidiaries